EXHIBIT 3.1

Amendment No. 3

to the

Amended and Restated Articles of Incorporation

of

RTI International Metals, Inc.

RESOLVED, that the Company’s Amended and Restated Articles of Incorporation be amended as set forth below:

The first sentence of Article FOURTH is hereby amended and restated to read in its entirety as follows:

FOURTH: The number of shares which the Corporation is authorized to have outstanding is ONE HUNDRED FIVE MILLION (105,000,000) shares of which ONE HUNDRED MILLION (100,000,000) shall be common shares with $0.01 par value and FIVE MILLION (5,000,000) shall be preferred shares without par value.

Article FOURTH, Section B is hereby deleted in its entirety.